UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

 A publicly-held company with authorized capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

On November 19, 2013, Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) received Official Notice CVM/SEP/GEA-1/No. 693/2013, pursuant to which the Brazilian Securities Commission (“CVM”) inquired of the Company about the content of the statements aired by Reuters Brasil on November 18, 2013, as follows:

I. Official Notice CVM/SEP/GEA-1/No. 693/2013:

“Official Notice CVM/SEP/GEA-1/No. 693/2013

Rio de Janeiro, November 19, 2013.

Mr.

Carlos Alberto Lopez Galan

Investor Relations Officer of

BANCO SANTANDER (BRASIL) S.A.

Av. Presidente Juscelino Kubitschek - 2041/2235- Bl. A-27º - Vila Olimpia

São Paulo – SP      Zip Code 04543-011

Tel:  (11) 3553-3300    Fax: (11) 3553-7797

E-mail: ri@santander.com.br

c/c:  gre@bvmf.com.br

Ref.:   Request for Clarifications on News

Dear Mr. Officer:

We refer to the Material Fact disclosed through the IPE System on March 8, 2013 and to the news aired by media company Reuters Brasil on November 18, 2013, entitled “Santander Brasil expects its credit portfolio to grow by 12% to 14% in 2014”.

In this regard, the aforementioned Material Fact stated that the issuer had opted to discontinue the disclosure of market indicators (“guidance”).

On November 18, 2013, however, Reuters Brasil aired news containing statements by the issuer’s Chief Executive Officer about projections, as per the excerpt transcribed below:

[....]

RIO DE JANEIRO (Reuters) - Santander Brasil expects its credit portfolio in Brazil to grow by 12 to 14 percent in 2014, above the market average, stated chief executive officer Jesús Zabalza last Monday during an event in Rio de Janeiro.

By September this year, the expanded credit portfolio had grown by 11 percent when compared to the same period last year.

‘We want to grow one to two percentage points above the private market average. For next year, we expect 10 to 12 percent [for private banks], and we will grow by 12 to 14 percent’, said the executive to journalists.

 [....]

In this regard, we request that the Company expresses itself on the content of the statements aired in the aforementioned news clipping, through the IPE System, section Notice to the Market, type Answers to CVM/BOVESPA Inquiries, subject Media News, making express reference to this official notice.

Further, we point out that providing information to the market on expectation of performance in the short or long run (guidance), notably with regard to financial and operational aspects of one’s business, entails the preparation of quantitative projections.

In this sense, pursuant to article 20, paragraph 1 of CVM Ruling 480 of 2009, we hereby determine, if the aforementioned statements are true, that item 11.1 of the issuer’s Registration Statement [Formulário de Referência] be updated by disclosing the information required under items ‘a’ to ‘d’.

At the order of the Companies Relations Authority – SEP, we warn you that it is incumbent on us, in the discharge of our administrative duties and pursuant to article 9, II of Law No. 6385 of 1976, and to article 7 coupled with article 9 of CVM Ruling No. 452 of 2007, to impose a fine at one thousand Reais (R$ 1,000.00), without prejudice to other administrative sanctions, in case of non-fulfillment of the requirements set out in this official notice within one (1) business day from acknowledgment of the content hereof, which is also being sent by fax and by e-mail.

Regards,

Nilza Maria Silva de Oliveira

Head of the Companies Monitoring Unit -1”

II. EXPLANATIONS BY SANTANDER BRASIL:

In answer to the CVM request, Santander Brasil clarifies that its Chief Executive Officer, during an event at the launch of the III International Meeting of the Deans of Universia, held on November 18, at Palácio da Cidade, in Rio de Janeiro, when asked about the Santander Brasil credit portfolio grow in 2014, he mentioned the desire of having a slightly above the market growth expected for private banks in 1 or 2%, without making any projection or guidance.

São Paulo, November 21, 2013.

Banco Santander (Brasil) S.A.

Carlos Alberto Lopez Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 21, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer